[CITIBANK LETTERHEAD]

October 17, 2014

Via EDGAR and Telecopier

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549

Attention:	Paul Dudek, Esq Office of International Corporate Finance Fax: (202) 772-9207

Re:	DBV Technologies S.A. Registration Statement on Form F-6 (File No.: 333-199231)

Dear Mr. Dudek:

Citibank N.A., as depositary (the “Depositary”) and acting solely on behalf of the legal entity created by the Form of Deposit Agreement, by and among the Depositary, DBV Technologies S.A., a company organized and existing under the laws of the Republic of France (the “Company”), and all Holders and Beneficial Owners of American Depositary Shares (“ADS”) issued thereunder, each American Depositary Share representing the right to receive one-half (1/2) of one fully paid ordinary share, nominal value €0.10 per share, of the Company, hereby requests that the effectiveness of Registration Statement on Form F-6 (Registration No.:  333-199231) be accelerated to coincide with the accelerated effectiveness of the Company’s Registration Statement on Form F-1 (File No.: 333-198870).

Please call me at (212) 816-6351 if you have any questions.

Very truly yours, CITIBANK, N.A.

By:	/s/ Keith Galfo
Name:	Keith Galfo
Title:	Vice President

cc:           Herman H. Raspé, Esq. (Patterson Belknap Webb & Tyler LLP)